May 25, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Wilson K. Lee

Re:	The Advisory Board Company Form 10-K Filed March 16, 2017 Form 8-K Filed March 1, 2017 File No. 000-33283

Ladies and Gentlemen:

The Advisory Board Company (the “Company”) hereby submits its responses to the Commission staff’s comments on the reviewed filings contained in the staff’s letter to the Company dated May 16, 2017. The Company has responded to both of the staff’s comments, which are duplicated below in italicized text. The Company’s responses are set forth in plain text immediately following the applicable comment.

Form 10-K for the Fiscal Year Ended December 31, 2016

Results of Operations, pages 34 – 37

1. Reference is made to Exhibit 99.2 in your Form 8-K filed on February 28, 2017 where you furnish a copy of the transcript of your earnings call for the period ended December 31, 2016. It appears you disaggregate your discussion of the business along health care and education, which we understand to represent your two reporting units. Given the differentiation between reporting units and your discussion on a disaggregated basis within your earnings call, please tell us why you do not also discuss your operating results within MD&A on a similar disaggregated basis. It appears providing a more disaggregated discussion would provide potential readers a better understanding of each reporting unit that comprise your business and the impact of each on your business as a whole. Reference is made to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

In response to the staff’s comment, the Company will discuss in future filings certain operating results of its health care and education businesses on a disaggregated basis within management’s discussion and analysis in a manner similar to the Company’s discussion of such operating results in its earnings call for the quarter and year ended December 31, 2016.

Form 8-K Filed March 1, 2017

Exhibit 99.1

2. We note you indicate no reconciliation of the Non-GAAP 2017 financial guidance has been provided because you are not able, without unreasonable efforts, to accurately forecast the excluded items at the level of precision required to be included in the reconciliations. Please tell us and revise future filings to specifically identify the excluded items that are unavailable and its probable significance. Reference is made to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosures Interpretations. In addition, please explain how you developed your Non-GAAP guidance including the assumptions relied upon. Your response should also explain your consideration of providing equivalent GAAP guidance under the same assumptions utilized.

Securities and Exchange Commission

In response to the staff’s comment, the Company undertakes in future earnings releases containing forward-looking non-GAAP financial measures that do not include a quantitative reconciliation to the most directly comparable forward-looking GAAP financial measures in reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K to identify the excluded items that are unavailable and their probable significance, by including disclosure substantially similar to the following illustrative disclosure:

The Company has not reconciled forward-looking non-GAAP measures to forward-looking GAAP measures because we are unable to predict, without unreasonable effort, GAAP measures of (i) revenue and loss (income) from exited programs, (ii) fair value adjustments to acquisition-related earn-out liabilities, (iii) restructuring activities, and (iv) gains (losses) from the Company’s equity method investments. These items, which could materially affect the computation of such forward-looking GAAP measures, are inherently uncertain and depend on various factors, many of which are outside the Company’s control.

The Company developed the non-GAAP financial guidance referred to in the staff’s comment by extensively analyzing, among other factors, existing revenue contracts, projected new sales, and anticipated current contract retention expectations. The Company also evaluated current expenditures and projected changes in staffing and contracted costs. As noted above, the Company was unable to predict, without reasonable effort, at least four other components included in net income or loss.

Of those components, for (i) revenue and loss (income) from exited programs, the Company is not able to predict which of its members will terminate early their participation in the exited programs or which will contract for different services to replace those offered under the exited programs. For (ii) fair value adjustments to acquisition-related earn-out liabilities, the Company is not able to predict the success of the integration of a generally small acquisition into the much larger delivery platform of the Company and how well the acquired services will be initially received by the larger membership base. Additionally, the fair values of some of the earn-outs fluctuate with the Company’s stock price, which is inherently uncertain. For (iii) restructuring activities, the Company is currently investigating a variety of strategic alternatives that could have significantly different outcomes and potential financial impacts. For (iv) gains (losses) from the Company’s equity method investments, the investee company has completed, and in the future may complete additional, significant acquisitions or securities offerings that could materially affect the Company’s recognition of its related investment gains or losses.

Accordingly, the variability and volatility of such components, and the uncertainty of future events, make it impracticable to quantify such components. As such, the Company does not internally forecast GAAP net income.

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If the staff would like additional information, or if the staff has any questions or comments regarding the foregoing matter, please contact the undersigned at telephone number 202-266-6360.

Very truly yours,

/s/ Michael T. Kirshbaum
Michael T. Kirshbaum
Chief Financial Officer